UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 25 September, 2012

ASX & MEDIA RELEASE
24 SEPTEMBER, 2012

NOVOGEN ANNOUNCES TERMINATION OF MERGER AGREEMENT WITH KAI MEDICAL

Novogen Limited today announced the termination of its previously announced merger agreement with Kai Medical.  Under the terms of the merger agreement entered into by the companies, the merger agreement shall forthwith become void and have no effect without any liability or obligation on the part of Novogen or Kai.

In making the announcement, William D Rueckert, Chairman stated:  “this is a disappointing outcome for our Company.  We were enthusiastic about the prospects for future value creation through Kai’s business plan and product development.  However, the details of the transaction made it impossible to insure the continued listing of Novogen’s securities on the ASX and Nasdaq markets.  In making the decision, the Novogen Board agreed that it is an imperative that it maintains the listings and liquidity in the Company’s shares.  The Company will continue to explore transactions that it believes will enhance shareholder value including a possible capital reduction and in specie distribution of MEI Pharma shares to the Novogen shareholders.”

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia. Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.